April 24, 2020

John P. Butler
Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

       Re: Akebia Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2020
           File No. 001-36352

Dear Mr. Butler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Andrea Paul, Esq.